UNITED STATES OF AMERICA

         BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.


     In the Matter of

  LOUISIANA POWER & LIGHT COMPANY            CERTIFICATE
                                             PURSUANT TO
     File No. 70-8487                        RULE 24

  (Public Utility Holding Company
       Act of 1935)


          This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transaction described below, which was proposed, among others, by Louisiana Power & Light Company ("Company") in the Application-Declaration on Form U-1, as amended, in the above File ("Application-Declaration"), has been carried out in accordance with the terms and conditions of, and for the purposes represented by, the Application-Declaration and pursuant to the Order of the Securities and Exchange Commission dated October 3, 1995 with respect thereto (Release No. 35-26387).

          On December 6, 1995, the Company entered into an Installment Sale Agreement, dated as of November 1, 1995, with the Parish of St. Charles, State of Louisiana (the "Parish"), pursuant to which the Parish issued and sold $16,770,000 principal amount of its 6 3/8% Environmental Revenue Bonds (Louisiana Power & Light Company Project) Series 1995.

          Attached hereto and incorporated by reference are:

     Exhibit B-5(a) -  Conformed copy of the Trust Indenture
                       between the Parish and the Trustee.

     Exhibit B-6(a) -  Conformed copy of the Installment Sale
                       Agreement between the Company and the Parish.

     Exhibit F-1(a) -  Post-effective opinion of Denise C.
                       Redmann, Senior Attorney, Corporate and
                       Securities, of Entergy Services, Inc.

     Exhibit F-3(a) -  Post-effective opinion of Reid & Priest
                       LLP.

          IN WITNESS WHEREOF, the Company has caused this certificate to be executed this 20th day of December, 1995.

                              LOUISIANA POWER & LIGHT COMPANY



                              By:    /s/ William J. Regan, Jr.
                                        William J. Regan, Jr.
                                   Vice President and Treasurer